FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 3, 2018

Mr.

Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Present

Ref: Material Event – Change in Audit Committee

Mr. Superintendent:

In accordance with what is established in Chapter 1-15 of the Updated Compilation of SBIF norms, we inform that due to the resignation of Mr. Roberto Zahler Mayanz as Director of Santander – Chile on March 27, 2018, a position in the Audit Committee became vacant.

Due to this event, the Board of Directors of Santander – Chile, in an extraordinary session celebrated April 2, 2018, agreed to name Mr. Félix de Vicente Mingo as a member of the Audit Committee. As of that date, the members of the Audit Committee are Orlando Poblete Iturrate (President), Blanca Bustamante Bravo and Félix de Vicente Mingo.

Mr. Vicente was named an independent director on March 27, 2018, having presented his sworn affidavit in accordance with Article 50 bis of the Corporations Law.

Sincerely,

Miguel Mata Huerta

CHIEF EXECUTIVE OFFICER

Archive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 3, 2018